		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

August 29, 2014

Re:	Comcast Corporation Amendment No. 4 to Form S-4 Filed August 26, 2014 File No. 333-194698

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Dear Mr. Spirgel:

On behalf of Comcast Corporation (“Comcast”), we hereby submit Comcast’s responses to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 29, 2014 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), which includes a related joint proxy statement/prospectus, filed in connection with the Agreement and Plan of Merger dated as of February 12, 2014, among Comcast, Time Warner Cable Inc. (“TWC”) and Tango Acquisition Sub, Inc.

For the convenience of the Staff, the Staff’s comment is reproduced below and followed by the response of Comcast. All references to page numbers in Comcast’s response are to the pages in the filed version of Amendment No. 4.

The Divestiture Transactions, page 202

Contribution and Spin-Off, page 202

1.
We note your response to prior comment 4 from our letter dated August 18, 2014. The reference to SpinCo shareholders receiving “the right” to receive New Charter shares implies that SpinCo shareholders are being given a choice. Consequently, you should replace the description of the SpinCo merger on page 204: “in a portion of each holder’s SpinCo shares being converted into the right to receive New Charter shares…” with “a portion of each holder’s SpinCo shares being automatically exchanged for New Charter shares….”

Response:

In response to the Staff’s comment, we will revise the disclosure on page 204 of the joint proxy statement/prospectus as follows:

If the divestiture transactions are completed, Comcast shareholders (including any legacy TWC stockholders who received shares of Comcast Class A common stock in the merger and continue to hold such shares through the record date for the divestiture transactions) will receive SpinCo shares and New Charter shares. Although the SpinCo shares will be distributed in the spin-off pro rata to Comcast shareholders (including former TWC stockholders), the SpinCo merger will result in a portion of each holder’s SpinCo shares being converted into ~~the right to receive~~ New Charter shares in the SpinCo merger with New Charter owning an amount (estimated to be approximately 33%) of the outstanding SpinCo shares. Accordingly, the SpinCo merger will result in Comcast shareholders (including former TWC stockholders) each owning a proportional interest in SpinCo that is approximately 67% as large as their aggregate proportional interest in Comcast following the merger with TWC.

United States Securities and Exchange Commission	2	August 29, 2014

We plan to file an amended Registration Statement electronically by 5:30 p.m., Eastern Time, on September 3, 2014, along with a request to accelerate the effective date of the Registration Statement to September 5, 2014. The amended Registration Statement will include executed tax opinions, updated accountants’ and Comcast’s financial advisor’s consents, pro forma information updated for today’s closing stock price, final numbers in connection with outstanding shares as of the record date, final page references and meeting dates and information. We do not anticipate any other changes.

**************

In connection with any request to accelerate the effective date of the Registration Statement, Comcast will provide a written statement acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission	3	August 29, 2014

Please contact the undersigned at (212) 450-4089 or David L. Caplan at (212) 450-4156 or Bruce Dallas at (650) 752-2022 should you require further information or have any questions.

Sincerely yours,
/s/ William J. Chudd
William J. Chudd

cc:	Robert B. Schumer, Esq., Ariel J. Deckelbaum, Esq. and Ross A. Fieldston, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP